Exhibit 99.1

SUPPLEMENTAL PROXY STATEMENT

Perion Network Ltd.

1 Azrieli Center, Building A, 4th Floor
26 HaRokmim Street
Holon 5885849
Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on June 30, 2022

This Supplemental Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors (the “Board”), of Perion Network Ltd. (“Perion” or the “Company”) to be voted at the Annual General Meeting of Shareholders, or at any adjournment thereof (the “Meeting”).

This Supplemental Proxy Statement supplements the proxy statement previously sent to the Company’s shareholders with respect to the Meeting, which was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission, or Commission, on May 24, 2022 (which we refer to as the “Proxy Statement”). The Meeting will be held, as originally scheduled, at 4:00 p.m. (Israel time) on June 30, 2022, at the Company’s offices at 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849. The declared record date of the Meeting, May 31, 2022, remains unchanged as well.

As described in the Proxy Statement, there are five proposals to be addressed at the Meeting. This Supplemental Proxy Statement is furnished in order to provide shareholders with additional information to consider with respect to the Proposal No. 3 presented in the Proxy Statement.

PROPOSAL NO. 3
(ADDITIONAL INFORMATION)
APPROVAL OF AMENDMENTS TO THE TERMS OF EMPLOYMENT OF
MR. DORON GERSTEL, THE COMPANY’S CHIEF EXECUTIVE OFFICER

Background

At the Meeting, shareholders will be asked, among other things, to approve the following amendments to the compensation terms of Mr. Gerstel in light of Mr. Gerstel’s key role in driving Perion’s success and as part of our executive’s compensation program (which is further detailed in the Proxy Statement).

In determining the proposed compensation, the compensation committee and Board reflected on a number of internal and external factors over 2021. It is recognized that under Mr. Gerstel’s leadership, Perion has, in general, outperformed the market and the other peer companies. In addition, Mr. Gerstel led Perion in its recent acquisitions and integration of three targets, as well as during its two underwritten offerings.

The compensation committee and the Board also considered the competitive market for top performing executives and CEOs.

The proposed terms are the result of a thorough compensation study conducted by Aon Human Capital Solutions (Radford), and per the recommendation and approval of our compensation committee and Board:

(i)	An increase of Mr. Gerstel’s monthly salary by NIS 30,000 (equivalent to approximately $8,760) to NIS 160,000 (equivalent to approximately $46,715), effective as of the date of the Meeting; and

(ii)	A grant of 150,000 restricted share units (“2022 RSUs”) and 150,000 performance share units (“2022 PSUs”).

In response to feedback received following the publication of the Proxy Statement, the compensation committee and the Board resolved to adjust the vesting schedule of the 2022 RSUs and 2022 PSUs and add a one-year cliff to the vesting schedule, such that:

(a)
RSUs – the RSUs will vest over a three-year period commencing as of April 1, 2022, with a 12-month cliff. Accordingly, one-third of the RSUs will vest on the first anniversary of the date of grant and thereafter, the balance of the RSUs will vest on a quarterly basis over the following eight (8) quarters.

(b)
PSUs - a calculation of the actual achievement (and accordingly, the actual vesting) for a fiscal year will be made as part of the approval of the Company’s year-end financial results (as approved by the Board), provided, however, that the PSUs conditioned on the Company's performance in fiscal year 2022 will not vest earlier than the first anniversary of the date of grant.

It is also noted, that the Company is relying on a study from a third party advisory firm, according to which, for accounting purposes, the proposed grants' value is approximately $3.64 million.

All other proposed terms shall remain as detailed in the Proxy Statement.

The shareholder vote on this matter is binding under Israeli law and not merely advisory, unlike the “say-on-pay” votes found in some proxy statements for U.S. domestic companies. If this Proposal 3 is not approved by the affirmative vote of our shareholders, the Company will NOT be authorized to award any equity grant to our Chief Executive Officer for 2022 and the proposed changes to his compensation will not take effect.